June 20, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford

Amanda Ravitz

Re:	ECOtality, Inc. (the “Company”)

Registration Statement on Form S-3/A (the “Registration Statement”)

Filed June 11, 2012

File No. 333-181374

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. on June 22, 2012, or at any earlier date and time that the staff of the Securities and Exchange Commission (the “Commission”) is able to declare the Registration Statement effective.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jonathan R. Read
Jonathan R. Read
Chief Executive Officer